UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BRIDGEWATER BANCSHARES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

108621103

(CUSIP Number)

Castle Creek Capital Partners VIII, LP

11682 El Camino Real, Suite 320

San Diego, CA 92130

858-756-8300

Copy to:

David Volk

c/o Castle Creek Capital

11682 El Camino Real, Suite 320

San Diego, CA 92130

858-756-8300

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

October 24, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAME OF REPORTING PERSONS Castle Creek Capital Partners VIII, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,206,568 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,206,568 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,206,568 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN (Limited Partnership)

(1)	See Item 5 hereto.

1	NAME OF REPORTING PERSONS Castle Creek Capital VIII LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC/AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,206,568 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,206,568 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,206,568 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)	See Item 5 hereto.

1	NAME OF REPORTING PERSONS Castle Creek Capital Partners V, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN (Limited Partnership)

(1)	See Item 5 hereto.

1	NAME OF REPORTING PERSONS Castle Creek Capital V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC/AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)	See Item 5 hereto.

Item 1.	Security and Issuer

This Amendment No. 1 to the Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on February 26, 2019 (the “Schedule 13D”) with the U.S. Securities and Exchange Commission (the “SEC”), relating to the shares of common stock, par value $0.01 per share (“Common Stock”), of Bridgewater Bancshares, Inc. (the “Company”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 1 that are not otherwise defined herein have the meanings attributed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended to add the parties identified below as reporting persons (the “Fund VIII Reporting Persons”, and together with the reporting persons set forth in the Schedule 13D, the “Reporting Persons”). Following Fund V’s transfer of the shares of Common Stock previously held by Fund V to Fund VIII (as defined below), an affiliate of Fund V, as described in Item 3, no person other than the Fund VIII Reporting Persons presently has beneficial ownership (as defined in Rule 13d-3 under the Act) of the shares of Common Stock currently held by Fund VIII.

(a)-(c)	The following are the Fund VIII Reporting Persons: Castle Creek Capital Partners VIII, LP, a Delaware limited partnership (“Fund VIII”) and a private equity fund focused on investing in community banks throughout the United States of America; and Castle Creek Capital VIII LLC, a Delaware limited liability company (“CCC VIII”), whose principal business is to serve as the sole general partner of, and manage, Fund VIII. The business address for each of the Fund VIII Reporting Persons is 11682 El Camino Real, Suite 320, San Diego, California 92130.

(d)	During the last five years, neither of the Fund VIII Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the last five years, neither of the Fund VIII Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	N/A.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On October 24, 2023, Fund V transferred and sold an aggregate of 2,206,568 shares of Common Stock (constituting all of the Common Stock previously held by Fund V) to Fund VIII, an affiliate of Fund V, for gross consideration of $21,778,826.16. Such transfer was executed in a private, off-market transaction for internal investment management purposes for each of Fund V and Fund VIII in accordance with their respective investment strategies.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Fund VIII acquired the Common Stock from Fund V in the ordinary course of business because of its belief that the Common Stock represented an attractive investment in accordance with its investment strategy. Based on the current price per share of the Common Stock, the Fund VIII Reporting Persons’ beliefs about the long-term investment prospects of the Common Stock and general economic and market conditions, the Fund VIII Reporting Persons intend to evaluate the desirability of effecting additional acquisitions of shares of the Common Stock and may effect such acquisitions at any time, subject to limitations imposed by the applicable federal and state securities laws, prevailing market conditions, liquidity requirements of Fund VIII and/or investment considerations. The Fund VIII Reporting Persons otherwise intend to review and evaluate their investment in the Company on a continuing basis as previously described in the Schedule 13D with respect to Fund V.

To the extent permitted under applicable laws, the Fund VIII Reporting Persons may engage in discussions with management, the Company’s board of directors (the “Board”), other stockholders of the Company and other relevant parties concerning the business, operations, composition of the Board, management, strategy and future plans of the Company. David Volk, a principal of CCC VIII, has served on the Board since September 2017.

Other than as described in this Item 4, each of the Fund VIII Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, each of the Fund VIII Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Company's financial condition, business, operations, competitive position, prospects and/or share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors.

Item 5.	Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 4 is incorporated herein by reference.

(a) and (b)

Reporting Person (1)	Amount Beneficially Owned	Percent of Class (2)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Castle Creek Capital Partners VIII, LP	2,206,568	7.9%	0	2,206,568	0	2,206,568
Castle Creek Capital VIII LLC	2,206,568	7.9%	0	2,206,568	0	2,206,568
Castle Creek Capital Partners V, LP	0	0%	0	0	0	0
Castle Creek Capital V LLC	0	0%	0	0	0	0

(1)       Each of Fund V, CCC V and CCC VIII disclaims beneficial ownership of the Common Stock owned by Fund VIII, except to the extent of its pecuniary interest therein.

(2)       This calculation is based on 27,975,917 shares of Common Stock of the Company outstanding as of August 1, 2023, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 3, 2023.

(c)

On October 24, 2023, Fund V sold an aggregate of 2,206,568 shares of Common Stock to Fund VIII for gross consideration of $21,778,826.16.

(d)

Other than as described herein, no other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in the Schedule 13D.

(e)

Each of Fund V and CCC V ceased to be the beneficial owners of more than 5% of Common Stock on October 24, 2023.

Item 6.	Material to Be Filed as Exhibits

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement, dated as of October 26, 2023, by and between Castle Creek Capital Partners VIII, LP, Castle Creek Capital VIII LLC, Castle Creek Capital Partners V, LP and Castle Creek Capital V LLC.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2023

CASTLE CREEK CAPITAL PARTNERS VIII, LP

By:	/s/ David Volk
Name:	David Volk
Title:	Managing Principal

CASTLE CREEK CAPITAL VIII LLC

By:	/s/ David Volk
Name:	David Volk
Title:	Managing Principal

CASTLE CREEK CAPITAL PARTNERS V, LP

By:	/s/ David Volk
Name:	David Volk
Title:	Managing Principal

CASTLE CREEK CAPITAL V LLC

By:	/s/ David Volk
Name:	David Volk
Title:	Managing Principal

SIGNATURE PAGE TO SCHEDULE 13D/A NO.1 (BRIDGEWATER BANCSHARES, INC.)